Filed pursuant to Rule 424(b)(3)

Registration No. 333-276300

Up to 1,272,329 Shares of Class A Common Stock

To be Sold by a Selling Stockholder

CHEETAH NET SUPPLY CHAIN SERVICE INC.

This prospectus relates to the resale of up to an aggregate of 1,272,329 shares of Class A common stock, par value $0.0001 per share, of Cheetah Net Supply Chain Service Inc. (“Cheetah,” the “Company,” “we,” “us,” or “our”) held by the stockholder named in this prospectus (the “Selling Stockholder”).

The Selling Stockholder, or his respective transferees, pledgees, donees, or other successors-in-interest, may sell these Class A common Stock through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. The Selling Stockholder may sell any, all, or none of the securities offered by this prospectus, and we do not know when or in what amount the Selling Stockholder may sell these Class A common stock hereunder following the effective date of this registration statement.

We are registering the Class A common stock on behalf of the Selling Stockholder, to be sold by him from time to time. We will not receive any proceeds from the sale of our Class A common stock by the Selling Stockholder in the offering described in this prospectus.

We are an “emerging growth company” and a “smaller reporting company” as such terms are defined under federal securities laws, and, as such have elected to take advantage of certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings.

This prospectus describes the general manner in which the Class A common stock may be offered and sold. Please see the “Selling Stockholder’s Plan of Distribution” section of this prospectus for more information. For more information regarding the Selling Stockholder, see the “Selling Stockholder” section of this prospectus.

If necessary, the specific manner in which the common stock may be offered and sold will be described in a supplement to this prospectus.

As of May 13, 2024, there were 10,938,329 shares of our Class A common stock issued and outstanding and this prospectus registers 1,272,329 shares of Class A common stock for resale by the Selling Stockholder, representing approximately 11.63% of the total issued and outstanding shares of our Class A common stock.

Our Class A common stock is listed on the Nasdaq Capital Market under the symbol “CTNT.” At the close of business on May 13, 2024, the closing price of our Class A common stock was $1.19. The trading price of our Class A common stock has been and may continue to be, subject to wide price fluctuations in response to various factors, many of which are beyond our control, including those described under the heading “Risk Factors” beginning on page 9 of this prospectus.

An investment in our securities is speculative and involves a high degree of risk. Investors should carefully consider the risk factors and other uncertainties described in this prospectus before purchasing our securities. See “Risk Factors” beginning on page 9 of this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated May 14, 2024

THE OFFERING

Shares of common stock offered by the Selling Stockholder	1,272,329 of shares of Class A common stock

Selling Stockholder	See “Selling Stockholder” of this Prospectus.

Shares of common stock outstanding prior to the offering	10,938,329 shares of Class A common stock and 8,250,000 shares of Class B common stock

Shares of common stock outstanding after the offering	10,938,329 shares of Class A common stock and 8,250,000 shares of Class B common stock(1)

Use of Proceeds	We will not receive any proceeds from the sales of Class A common stock by the Selling Stockholder.

Nasdaq Ticker Symbol	Our Class A common stock is listed on the Nasdaq Capital Market under the symbol “CTNT.”

Risk Factors	Investing in our securities involves a high degree of risk and purchasers of our securities may lose their entire investment. See “Risk Factors” starting on page 9 and the other information included and incorporated by reference into this prospectus for a discussion of risk factors you should carefully consider before deciding to invest in our securities.

Dividends	We do not currently anticipate paying dividends on our Class A common stock. Any declaration and payment of future dividends to holders of our common stock will be at the sole discretion of the Board and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends, and other considerations that our Board deems relevant. See “Dividend Policy.”

Voting Rights	Each share of Class A common stock is entitled to one vote, and each share of Class B common stock is entitled to 15 votes and is convertible into Class A common stock at any time after issuance at the option of the holder on a one-to-one basis. The shares of Class A common stock are not convertible into shares of any other class.

(1) The number of our common stock to be outstanding after this offering is based on 10,938,329 shares of Class A common stock and 8,250,000 shares of Class B common stock outstanding as of the date of this prospectus and excludes 13,210,000 shares of Class A common stock to be to be offered and sold by the Company pursuant to the public offering prospectus.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the Class A common stock by the Selling Stockholder named in this prospectus.

SELLING STOCKHOLDER

We have prepared this prospectus to allow the Selling Stockholder or his successors, assignees, or other permitted transferees to sell or otherwise dispose of, from time to time, of 1,272,329 shares of our Class A common stock, representing approximately 11.63% of the total issued and outstanding shares of our Class A common stock. The shares of our Class A common stock being offered under this prospectus were acquired by the Selling Stockholder in various private offerings and were sold pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D promulgated under the Securities Act. In connection therewith, the investors made to us certain representations, warranties, covenants, and conditions customary for private placement investments.

The table below presents information regarding the Selling Stockholder and the shares of our Class A common stock that he may sell or otherwise dispose of from time to time under this prospectus. Beneficial ownership is determined under Section 13(d) of the Exchange Act and generally includes voting or investment power with respect to securities and including any securities that grant the Selling Stockholder the right to acquire common stock within 60 days of this prospectus. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable.

We do not know when or in what amounts the Selling Stockholder may sell or otherwise dispose of the shares of Class A common stock covered hereby. We currently have no agreements, arrangements, or understandings with the Selling Stockholder regarding the sale of any of the shares by them. The Selling Stockholder might not sell any or all of the shares covered by this prospectus or may sell or dispose of some or all of the shares other than pursuant to this prospectus. Because the Selling Stockholder may not sell or otherwise dispose of some or all of the shares covered by this prospectus and because there are currently no agreements, arrangements, or understandings with respect to the sale or other disposition of any of the shares, we cannot estimate the number of the shares that will be held by the Selling Stockholder after completion of the offering.

The shares of Class A common stock being offered under this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the accounts of the Selling Stockholder named below.

	Shares of Class A Common Stock Beneficially Owned Before this Offering	Percentage Ownership Before this Offering	Maximum Number of Shares to be Sold	Shares of Class A Common Stock Owned After this Offering	Percentage Ownership After this Offering
Selling Stockholder
Juguang Zhang	1,272,329	11.63%	1,272,329	—	—

SELLING STOCKHOLDER’S PLAN OF DISTRIBUTION

We are registering the shares of Class A common stock to permit the resale of these shares of Class A common stock by the Selling Stockholder and any of his transferees, pledgees, assignees, donees, and successors-in-interest from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Stockholder of the shares of Class A common stock. We will bear all fees and expenses incident to the registration of the shares of Class A common stock.

Each Selling Stockholder of the securities and any of their pledgees, assignees, and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the Nasdaq Capital Market or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share; and

●	a combination of any such methods of sale.

The Selling Stockholder may, from time to time, pledge or grant a security interest in some or all of the shares of Class A common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Class A common stock shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending the list of Selling Stockholder to include the pledgees, transferees, or other successors in interest as Selling Stockholder under this prospectus. The Selling Stockholder also may transfer the securities in other circumstances, in which case the transferees, pledgees, or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our Class A common stock or interests therein, the Selling Stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Class A common stock in the course of hedging the positions they assume. The Selling Stockholder may also sell shares of our Class A common stock short and deliver these securities to close out their short positions, or loan or pledge the Class A common stock shares to broker-dealers that in turn may sell these securities. The Selling Stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the Selling Stockholder from the sale of the shares of Class A common stock offered by him will be the purchase price of the shares of Class A common stock less discounts or commissions, if any. The Selling Stockholder reserve the right to accept and, together with his agents from time to time, to reject, in whole or in part, any proposed purchase of Class A common stock shares to be made directly or through agents. We will not receive any of the proceeds from this offering.

Broker-dealers engaged by the Selling Stockholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholder (or, if any broker-dealer acts as agent for the purchase of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Stockholder also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that he meets the criteria and conform to the requirements of that rule.

Any underwriters, agents, or broker-dealers, and any selling stockholders who are affiliates of broker-dealers, that participate in the sale of the shares of Class A common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. The selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. We know of no existing arrangements between the Selling Stockholder and any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares, nor can we presently estimate the amount, if any, of such compensation. See “Selling Stockholder” for description of any material relationship that stockholder has with us and the description of such relationship.

To the extent required, our shares of Class A common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer, or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, our Class A common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Class A common stock shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the Selling Stockholder that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, may apply to sales of shares in the market and to the activities of the Selling Stockholder and his affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Stockholder for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Stockholder may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

The validity of the Class A common stock offered in this offering and certain other legal matters as to North Carolina law will be passed upon for us by Maynard Nexsen, PC, our counsel as to North Carolina law. We are being represented by Hunter Taubman Fischer & Li LLC with respect to legal matters as to United States federal securities law and New York State law.

Up to 1,272,329 Shares of Class A Common Stock

To be Sold by Selling Stockholder

CHEETAH NET SUPPLY CHAIN SERVICE INC.

Prospectus dated May 14, 2024